Registration Statement No. 333-217200

Filed Pursuant to Rule 433

Subject to Completion, dated December 16, 2019

Preliminary Pricing Supplement

(To the Prospectus dated April 27, 2017 and
the Prospectus Supplement dated September 23, 2018)

$__________

Notes Linked to a Basket of Four Common Stocks, due December 31, 2020

•	The notes will be linked to a basket of four common stocks (each, a “Reference Share” and together, the “Basket”) of entities that are not affiliated with us (each, a “Reference Share Issuer”).
•	The Reference Shares and their weights in the basket are: AGNC Investment Corp. (42.50%), Annaly Capital Management, Inc. (42.50%), ARMOUR Residential REIT, Inc. (10%) and Capstead Mortgage Corporation (5%).
•	You may lose all or a portion of the principal amount of your notes at maturity.
•	The notes may pay interest on the last business day of March, June, September and December, beginning on March 31, 2019, and ending on the maturity date. The amount of any interest to be paid on the notes will not be fixed, and will depend upon the total dividends paid on the Reference Shares during the preceding quarter, as described in more detail below.
•	On the maturity date, the amount that we will pay to you for each $1,000 in principal amount of the notes (the “Redemption Amount”) will depend upon the performance of the Basket over the term of the notes. As described in more detail below, the Redemption Amount will be less than the price to the public set forth below if the “Basket Level Percentage” (as defined below) is not at least approximately 101.0101%. We describe in more detail below how the payment at maturity will be determined.
•	All payments on the notes are subject to our credit risk.
•	The notes will not be listed on any securities exchange or quotation system.
•	The CUSIP number of the notes is 06367WTE3.
•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
•	The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).

Investing in the notes involves risks, including those described in the “Additional Risk Factors” section beginning on page PS-6 of this pricing supplement and the “Risk Factors” sections beginning on page S-1 of the prospectus supplement, and on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date of this preliminary pricing supplement, the estimated initial value of the notes is $987.16 per $1,000 in principal amount based on the terms set forth above. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $970 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public	Agent’s Commission	Proceeds to Us
Per $1,000 of the Notes	US$1,000	US$0.00	US$1,000
Total	US$ ●	US$0.00	US$ ●

(1) Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

BMO Capital Markets

Key Terms of the Notes

This section summarizes the terms of the notes, and should be read together with the additional information in this pricing supplement, including the information set forth below under the captions “Additional Risk Factors” and “Description of the Notes.”

Pricing Date:	December 20, 2019

Issue Date of the Notes:	December 26, 2019

Issue Price of the Notes:	$1,000 per $1,000 in principal amount of the notes.

Reference Shares:	The 4 Reference Shares and their Reference Share Weighting are set forth in the following table:

	Reference Share	Ticker	Reference Share Weighting	Initial Share Price ($)
	AGNC Investment Corp.	AGNC	42.50%	$●
	Annaly Capital Management, Inc.	NLY	42.50%	$●
	ARMOUR Residential REIT, Inc.	ARR	10%	$●
	Capstead Mortgage Corporation	CMO	5%	$●

Redemption Amount:

The amount that you will receive at maturity for each $1,000 in principal amount of the notes will depend upon the performance of the Basket. The Redemption Amount will equal the product of (a) $1,000, (b) the Basket Level Percentage, and (c) the Participation Rate.

As discussed in more detail below, the Basket Level Percentage must exceed approximately 101.0101% in order for you to receive a Redemption Amount per $1,000 in principal amount of the notes that exceeds the principal amount. In addition, the Redemption Amount could be substantially less than the principal amount of the notes.

Reference Share Performance:	The Reference Share Performance will measure the change in value of each Reference Share over the term of the notes. For each Reference Share, the Reference Share Performance will equal (a) the applicable Final Share Price divided by (b) the applicable Initial Share Price, expressed as a percentage. See “Description of the Notes—Payment at Maturity.”

Weighted Reference Share Performance:	For each Reference Share, the product of (a) its Reference Share Performance and (b) the Reference Share Weighting.

Reference Share Weightings:	For each Reference Share, as set forth in the table above.

Participation Rate:	99%. Because the Participation Rate is less than 100%, the Basket Level Percentage must exceed approximately 101.0101% in order for you to receive a Redemption Amount per $1,000 in principal amount of the notes that exceeds the principal amount of the notes. In addition, because the Participation Rate is less than 100%, the interest payments you receive on the notes will be less than the applicable Dividend Amounts.

Basket Level Percentage:	The sum of the Weighted Reference Share Performances.

Average Intra-day Price:	With respect to a Reference Share and any averaging date, the arithmetic mean of the prices at which we or any of our affiliates (which may include the calculation agent) acquires, establishes, reestablishes, substitutes, maintains, unwinds or disposes of, as the case may be, of any transactions or assets relating to that Reference Share as we deem necessary to hedge our obligations with respect to the notes.

Initial Share Price:	The arithmetic mean of the Average Intra-day Prices on each averaging date occurring shortly before the issue date of the notes.

Final Share Price:	For one Reference Share, the arithmetic average of the closing price on each valuation date.

Averaging Dates:	December 20, 2019, December 23, 2019, December 24, 2019 and December 26, 2019.

Valuation Dates:	The valuation dates will occur on four trading days occurring shortly before the maturity date. The scheduled valuation dates are: December 23, 2020, December 24, 2020, December 28, 2020 and December 29, 2020.

Maturity Date:	December 31, 2020

PS-2

Interest Payment Dates:	The last business day of March, June, September and December, beginning on March 31, 2019, and ending on the maturity date (the maturity date).

Interest Calculation Dates:	March 26, 2020, June 25, 2020, September 25, 2020 and December 28, 2020 (the final valuation date).

Calculation of Interest Payments:	The amount of each interest payment, if any, will depend upon the amount of dividends paid on each Reference Share during the Interest Calculation Period preceding each interest payment date, and will equal, for each $1,000 in principal amount, (a) the sum of the Dividend Amounts for each of the Reference Shares multiplied by (b) the Participation Rate.

Interest Calculation Period:

The first Interest Calculation Period will commence on the second averaging date and end on the first Interest Calculation Date.

Each subsequent Interest Calculation Period will begin on the trading day following an Interest Calculation Date and end on the next Interest Calculation Date. The final Interest Calculation Date will occur on the valuation date.

Dividend Amount:	For each Reference Share, an amount in U.S. dollars equal to (a) $1,000 divided by the applicable Initial Share Price multiplied by (b) the applicable Reference Share Weighting multiplied by (c) 100% of the gross cash distributions (including ordinary and extraordinary dividends) per Reference Share declared by the applicable Reference Share Issuer where the date that the applicable Reference Share has commenced trading ex-dividend on its primary U.S. securities exchange as to each relevant distribution occurs beginning from the second averaging date and during the relevant Interest Calculation Period, determined as described in more detail in the section below, “Description of the Notes—Interest Payments.”

Calculation Agent:	BMO Capital Markets Corp. (“BMOCM”)

Distribution:	The notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and no dealer may make offers of the notes to any such investor.

Each averaging date and each valuation date for any Reference Share, as well as the maturity date, are subject to postponement if a Market Disruption Event occurs with respect to an applicable Reference Share, as described in the section “Description of the Notes – Market Disruption Events” in this pricing supplement.

The pricing date and the issue date of the notes are subject to change. The actual pricing date, issue date, averaging dates, interest payment and interest calculation dates, valuation date and maturity dates for the notes will be set forth in the final pricing supplement relating to the notes.

PS-3

Hypothetical Payments on the Notes at Maturity

The following hypothetical examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Basket and the related effect on the Redemption Amount. The following hypothetical examples illustrate the payment you would receive on the maturity date if you purchased $1,000 in principal amount of the notes. Numbers appearing in the examples below have been rounded for ease of analysis. The examples below assume a Participation Rate of 99%. This table does not reflect any interest that may be paid on the notes.

Basket Level Percentage	Redemption Amount per $1,000 in Principal Amount	Percentage Gain (or Loss) per $1,000 in Principal Amount
140.00%	$1,386.00	38.60%
130.00%	$1,287.00	28.70%
120.00%	$1,188.00	18.80%
110.00%	$1,089.00	8.90%
101.0101%(1)	$1,000.00	0.00%
100.00%(2)	$990.00	-1.00%
90.00%	$891.00	-1.09%
80.00%	$792.00	-20.80%
70.00%	$693.00	-30.70%
60.00%	$594.00	-40.60%

(1) For you to receive a Redemption Amount greater than the principal amount of the notes, the Basket Level Percentage must be greater than approximately 101.0101% due to the effect of the Participation Rate being only 99%.

(2) If the Basket Level Percentage is not at least approximately 101.0101%, you will lose some or all of the principal amount of the notes.

Please see the sections below, “Additional Risk Factors—General Risks Relating to the Notes—Your investment may result in a loss” and “—The notes will not reflect the full performance of the Reference Shares, which may negatively impact your return on the notes.”

PS-4

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus supplement dated September 23, 2018 and the prospectus dated April 27, 2017. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” in this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 23, 2018: https://www.sec.gov/Archives/edgar/data/927971/000119312518280416/d624491d424b5.htm

•	Prospectus dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142728/d254784d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

Bank of Montreal has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for this offering. Before you invest, you should read those documents and the other documents relating to this offering that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send you the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-369-5412.

PS-5

Additional Risk Factors

An investment in the notes involves risks. This section describes significant risks relating to the terms of the notes. The notes are a riskier investment than ordinary debt securities. In addition, the notes are not equivalent to investing directly in the Reference Shares. Before investing in the notes, you should read the following information about these risks, together with the other information contained in or incorporated by reference in the prospectus supplement and prospectus.

General Risks Relating to the Notes

Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. The amount payable on the notes at maturity will depend on the performance of the Reference Shares and the applicable Dividend Amounts and may be less, and possibly significantly less, than your initial investment. If the prices of the Reference Shares decrease, the payment at maturity may be less than the principal amount. In addition, because the Participation Rate is only 99%, the Basket Level Percentage must exceed approximately 101.0101% in order for you to receive a Redemption Amount that exceeds the principal amount. You may lose all or a substantial portion of the amount that you invested to purchase the notes. You may incur a loss, even if the Basket Level Percentage is positive (but less than approximately 101.0101%). Please also see “—The notes will not reflect the full performance of the Reference Shares, which may negatively impact your return on the notes.”

The notes may not pay interest and your return may be lower than the return on a conventional debt security of comparable maturity. There may be no periodic interest payments on the notes, and any such payments may be less than there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The amount of each interest payment, if any, will depend upon the Dividend Amount of each Reference Share during the Interest Calculation Period preceding each interest payment date, as adjusted by the Participation Rate. The yield that you will receive on your notes, which could be negative, may be less than the yield you could earn if you purchased a standard senior debt security of Bank of Montreal with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Owning the notes is not the same as owning the Reference Shares or a security directly linked to the performance of the Reference Shares. The return on your notes will not reflect the return you would realize if you actually owned the Reference Shares or a security directly linked to the performance of the Reference Shares and held that investment for a similar period. Your notes may trade quite differently from the Reference Shares. Changes in the prices and dividend yields of the Reference Shares may not result in comparable changes in the market value of your notes. Even if the prices and dividend yields of the Reference Shares increase during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes to decrease while the prices and dividend yields of the Reference Shares increase.

Our initial estimated value of the notes will be lower than the price to public. Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes will exceed our initial estimated value, because, among other things, costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations. The initial estimated value of the notes may be as low as the amount indicated on the cover page of this pricing supplement.

Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the pricing date will be, derived using our internal pricing models. This value is based on market conditions, interest rates, and other relevant factors. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

PS-6

Certain costs are likely to adversely affect the value of the notes. Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the maturity date could result in a substantial loss to you.

Any increase in the price of one or more Reference Shares may be offset by decreases in the price of one or more other Reference Shares. The price of one or more of the Reference Shares may increase while the price of one or more of the other Reference Shares decreases. Therefore, in determining the value of the Basket at any time, increases in the price of one Reference Share may be moderated, or wholly offset, by decreases in the price of one or more other Reference Shares. Reductions in the market value of Reference Shares that have a higher basket weight will have a greater negative impact on the value of the Basket than reductions in the value of Reference Shares that have a lower basket weight. You may incur a loss, even if the Basket Level Percentage is positive (but less than 101.0101%).

The notes may not have an active trading market. Your notes will not be listed on any securities exchange, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial. If you sell your notes before maturity, you may suffer substantial losses.

The notes will not reflect the full performance of the Reference Shares, which may negatively impact your return on the notes. Because the calculation of the Redemption Amount includes a Participation Rate of less than 100%, the return, if any, on the notes will not reflect the full performance of the Reference Shares. Therefore, the yield to maturity based on the methodology for calculating the Redemption Amount will be less than the yield that would be produced if the Reference Shares were purchased and held for a similar period. The Basket Level Percentage must be at least approximately 101.0101% for the Redemption Amount to exceed the principal amount. In addition, because the Participation Rate is less than 100%, the interest payments you receive on the notes will be less than the applicable Dividend Amounts.

The market value of your notes may be influenced by many unpredictable factors. The following factors, many of which are beyond our control, may influence the market value of your notes:

•	the market prices of the Reference Shares;
•	the dividend yields of the Reference Shares;
•	economic, financial, political, military, regulatory, legal and other events that affect the securities markets generally and the U.S. markets in particular, and which may affect the values of the Reference Shares; and
•	interest rates in the market.

These factors may influence the market value of your notes if you sell your notes before maturity. Our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market will also affect the market value of your notes. If you sell your notes prior to maturity, you may receive less than your initial investment.

Payments on the notes are subject to our credit risk, and changes in our credit ratings may adversely affect the market value of the notes. The notes are our senior unsecured debt securities. The payment due on the maturity date and any interest payments are dependent upon our ability to repay our obligations at that time. This will be the case even if the values and dividend yields of the Reference Shares increase as of the interest calculation dates and the valuation dates. No assurance can be given as to what our financial condition will be at any time during the term of the notes.

The Initial Share Price for each Reference Share will be based on the Average Intra-day Prices for that Reference Share on each averaging date, which may adversely affect the return of the notes. The Initial Share Price of each Reference Share, which is used to determine the related Reference Share Performance and therefore the Basket Level Percentage, will be based on the Average Intra-day Price of that Reference Share on each averaging date. The Average Intra-day Price for a Reference Share on any averaging date is the arithmetic mean of the prices at which we, or one or more of our affiliates execute transactions with respect to such Reference Share on each averaging date in order to hedge our obligations under the notes.

PS-7

As a result, the hedging activities relating to each Reference Share by us or any of our affiliates may affect the calculation agent’s determination of the Initial Share Price for each Reference Share; therefore, these hedging activities may adversely affect the payment at maturity, if any.

The Initial Share Price for each Reference Share will not be known until after the pricing date of the notes. The Initial Share Price of the Reference Shares will be determined over four averaging dates. We expect that the first averaging date will be the pricing date of the notes. As a result, the Initial Share Price of one or more Reference Shares may be substantially higher or lower than its market price on the date that you make your investment decision to purchase the notes.

The Final Share Price of each Reference Share is based on the arithmetic average of its closing prices on each valuation date and may be less than the closing prices of such Reference Share prior to such dates or on any valuation date individually. The Final Share Price of each Reference Share will be calculated based on the closing prices of that Reference Share on each of the valuation dates specified above. The prices prior to those dates will not be used to determine the Redemption Amount. Therefore, no matter how high the prices of the relevant Reference Shares may be during the term of the notes, only the closing prices of the Reference Shares on each of the valuation dates will be used to calculate the applicable Final Share Prices and the Redemption Amount payable to you at maturity. In addition, because each Final Share Price is based on the arithmetic average of the closing prices of the relevant Reference Share on each valuation date, the Final Share Price calculated in this manner may be lower than the price of the relevant Reference Share on any single valuation date. Accordingly, the averaging feature may decrease the Final Share Price and therefore your return on the notes.

Correlation among the Reference Shares may affect the value of your notes. The Reference Shares does not represent a diversified portfolio of securities. To the extent that the Reference Shares move in the same direction (i.e., are highly correlated), you will lose some or all of the benefits that would ordinarily attend a diversified portfolio of securities. The Reference Shares may be concentrated in a limited number of industries. An investment in the notes might increase your exposure to fluctuations in any of the sectors represented by the Basket.

We will not hold shares of any Reference Share for your benefit. The indenture and the terms governing your notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of Reference Shares that we or they may acquire. Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including any Reference Shares. Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those assets that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You must rely on your own evaluation of the merits of an investment linked to the Reference Shares. In the ordinary course of their business, BMOCM and our other affiliates may have expressed views on expected movements in any Reference Share, and may do so in the future. These views or reports may be communicated to our clients, and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any Reference Share may at any time have significantly different views from those of our respective affiliates. For these reasons, you are encouraged to derive information concerning the Reference Shares from multiple sources, and you should not rely solely on views expressed by us or our respective affiliates.

Our trading and other transactions relating to the Reference Shares, futures, options or other derivative products may adversely affect the market value of the notes. As described below under “Use of Proceeds and Hedging,” we or our affiliates may hedge our obligations under the notes by purchasing or selling the Reference Shares, futures or options relating to the Reference Shares, or other derivative instruments with returns linked or related to changes in the performance of the Reference Shares. We may adjust these hedges by, among other things, purchasing or selling those assets at any time. Although they are not expected to do so, any of these hedging activities may adversely affect the prices of the Reference Shares, and therefore, the market value of the notes, and the amount payable at maturity. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities, even though the market value of the notes decreases.

We or one or more of our affiliates may also engage in trading relating to the Reference Shares on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers, including block trades. Any of these activities could adversely affect the prices of the Reference Shares and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Shares. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

PS-8

Our business activities and the business activities of our affiliates may create conflicts of interest. As noted above, we and/or our respective affiliates expect to engage in trading activities related to the Reference Shares that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Shares, could be adverse to the interests of the holders of the notes. We or our affiliates may, at present or in the future, engage in business with the issuers of the Reference Shares, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the notes. Moreover, we and our affiliates have published, and in the future expect to publish, research reports and other materials with respect to most or even all of the Reference Shares. Our views are modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Even if our affiliates express a negative opinion about one or more of the Reference Shares, or if market conditions change, the composition of the Basket will not change during the term of the notes (except under the limited circumstances described below). Any of these activities by us or one or more of our affiliates may affect the prices of the Reference Shares and, therefore, the market value of the notes.

As calculation agent, BMOCM will have the authority to make determinations that could affect the value of your notes and your payment at maturity. As calculation agent for your notes, BMOCM will have discretion in making various determinations that affect your notes, including determining the Initial Share Prices, the Final Share Prices, the Basket Level Percentage, the Redemption Amount, the amounts of any interest payments on the notes, and whether any market disruption event has occurred. The calculation agent also has discretion in making certain adjustments relating to mergers and certain other corporate transactions that a Reference Share Issuer may undertake. The exercise of this discretion by BMOCM could adversely affect the value of your notes and may present BMOCM, which is our wholly owned subsidiary, with a conflict of interest.

The historical performance of the Reference Shares should not be taken as an indication of their future performance. The Final Share Prices of the Reference Shares will determine the Redemption Amount. The historical performance of the Reference Shares does not necessarily give an indication of their future performance. As a result, it is impossible to predict whether the prices of the Reference Shares will rise or fall during the term of the notes. The prices of the Reference Shares will be influenced by complex and interrelated political, economic, financial and other factors.

Holders of the Reference Shares are only entitled to receive those dividends as each issuer’s board of directors may declare out of funds legally available. Although dividends and distributions on one or more of the Reference Shares may have historically been declared by the applicable board of directors, they are not required to do so and may reduce or eliminate those dividends in the future. The Dividend Amount of one or more of the Reference Shares during the term of the notes may be zero. If the dividends paid on the Reference Shares are not significant, any interest payments that you receive on the notes may not be sufficient to provide you with your desired return on the notes.

Significant aspects of the tax treatment of the notes are uncertain. The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service (“IRS”) or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Although the U.S. federal income tax treatment of the interest payments is uncertain, we intend to take the position that such interest payments constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting.

The IRS has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder of an instrument such as the notes should be required to accrue ordinary income (in addition to the interest payments) on a current basis. The outcome of this process is uncertain and could apply on a retroactive basis.

Moreover, certain investors that are not “United States persons” for U.S. income tax purposes may incur U.S. tax obligations as a result of an investment in the notes.

Please read carefully the section entitled “Supplemental Tax Considerations” in this pricing supplement, the section entitled “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Insurance companies and employee benefit plans should carefully review the legal issues of an investment in the notes. Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended (the “Code”), including an IRA or Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. These issues are discussed in more detail in the section “Employee Retirement Income Security Act” below.

PS-9

Risks Relating to the Reference Shares

Investors in the notes will be subject to risks relating to mortgage financing REITS. The issuer of each of the Reference Stocks is a REIT, and invests in assets linked in a variety of ways to the value of real estate. The value of these assets can be highly sensitive to general and local economic conditions and developments. These companies may use leverage in their investments, which may increase investment risk and the related risks normally associated with debt financing, and could potentially subject them to losses. Rising interest rates in the markets could result in higher cost of capital for these companies, which could negatively affect their ability to meet their payment obligations or to conduct their financing activities. Any of these factors could decrease the value of one or more of the Reference Shares, and accordingly, the value of the notes.

You will not have any shareholder rights and will have no right to receive any Reference Shares at maturity. Investing in the notes will not make you a holder of any of the Reference Shares. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions (except to the extent that the Dividend Amounts, as adjusted by the Participation Rate, are reflected in the interest payments on the notes) or any other rights with respect to any of these securities.

Changes that affect a Reference Share may affect the market value of the notes and the amount you will receive at maturity. Changes affecting a Reference Share or a Reference Share Issuer, such as reorganizations or mergers, will be reflected in the price of that Reference Share and therefore could affect the amount payable on your notes at maturity and the market value of the notes prior to maturity. If these events occur, the calculation agent may, for example, adjust the applicable Initial Share Price. See “Description of the Notes—Anti-dilution Adjustments.”

No Reference Share Issuer will have any role or responsibilities with respect to the notes. None of the issuers of the Reference Shares will have authorized or approved the notes, or will be involved in this offering. No such company will have any financial or legal obligation with respect to the notes or the amounts to be paid to you, including any obligation to take our needs or your needs into consideration for any reason, including taking any corporate actions that might affect the value of the Reference Shares or the notes. No such company will receive any of the proceeds from any offering of the notes. No Reference Share Issuer or any other company will be responsible for, or participate in, the determination or calculation of the Redemption Amount.

We do not control any Reference Share Issuer and we are not responsible for any disclosure made by any other company. Neither we nor any of our affiliates have the ability to control the actions of any Reference Share Issuer, nor do we assume any responsibility for the adequacy or accuracy of any publicly available information about any of these companies, unless (and only to the extent that) our securities or the securities of our affiliates are represented by that Reference Share. We are not responsible for any other issuer’s public disclosure of information on itself or any Reference Share, whether contained in U.S. Securities and Exchange Commission (the “SEC”) filings or otherwise. We will not perform any due diligence procedures with respect to the applicable Reference Share Issuers. You should make your own investigation into the Reference Share Issuers.

Industry consolidation and other corporate events may alter the composition of the Basket. If a Reference Share Issuer is acquired in a stock-for-stock transaction, the stock of the acquiring company will assume that Reference Share’s place in the Basket, including if the stock of the acquiring company is already in the Basket. Consequently, any consolidation among issuers of the Reference Shares will result in an increased weighting in the Basket for the surviving company. The effects on the Basket and the Initial Share Prices of the Reference Shares of consolidation transactions and other reorganization events with respect to the Reference Shares are described in “Description of the Notes—Anti-dilution Adjustments.”

You will have limited anti-dilution protection with respect to the Reference Shares. The calculation agent will adjust the Initial Share Price of a Reference Share for stock splits, reverse stock splits, stock dividends and other events that affect the applicable issuer’s capital structure, but only in the situations we describe in “Description of the Notes—Anti-dilution Adjustments” below. The calculation agent will not be required to make an adjustment for every corporate event that may affect a Reference Share. For example, the calculation agent will not make any adjustments for events such as an offering by a Reference Share Issuer of equity securities or a tender or exchange offer for less than all outstanding shares of that issuer by a third party. Those events or other actions by the applicable issuer or a third party may nevertheless adversely affect the price of the Reference Share, and adversely affect the value of your notes.

PS-10

Description of the Notes

This pricing supplement, the accompanying prospectus supplement, dated September 23, 2018 and the accompanying prospectus dated April 27, 2017 relating to the notes, should be read together. Because the notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series E, this pricing supplement and the accompanying prospectus should also be read together with the accompanying prospectus supplement, dated September 23, 2018. Terms used but not defined in this pricing supplement have the meanings given to them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes will be issued in book-entry form through The Depository Trust Company. Owners of beneficial interests in the notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The notes are part of a series of senior debt securities that we may issue from time to time under the senior indenture, dated January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee, as amended and supplemented to date. Terms that apply generally to our medium term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described in this pricing supplement, supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described in this pricing supplement are controlling.

Composition of the Basket

The Basket will be composed of the Reference Shares. The Reference Shares will not change over the term of the notes, except in limited circumstances relating to corporate events that may affect the Reference Shares, as described below.

Each Reference Share will be assigned a weighting (each, a “Reference Share Weighting”) so that each Reference Share represents a specified portion of the value of the Basket on the first averaging date. The Reference Share Weighting of each Reference Share is set forth in the summary section above.

Payment at Maturity

The amount that you will receive at maturity for each $1,000 in principal amount of the notes (the “Redemption Amount”) will depend upon the performance of the Basket. The Redemption Amount will equal:

($1,000 × the Basket Level Percentage × the Participation Rate)

Basket Level Percentage. The Basket Level Percentage will equal the sum of the Weighted Reference Share Performances.

Weighted Reference Share Performance. For each Reference Share, the product of (a) its Reference Share Performance and (b) its Reference Share Weighting.

Reference Share Performance. The Reference Share Performance will measure the change in value of each Reference Share over the term of the notes. For each Reference Share, the Reference Share Performance will equal (a) the applicable Final Share Price divided by (b) the applicable Initial Share Price, expressed as a percentage.

Initial Share Price. For each Reference Share, the “Initial Share Price” will be determined over the four averaging dates set forth above in the section “Key Terms of The Notes.” For each Reference Share, the Initial Share Price will equal the arithmetic mean of the Average Intra-day Prices on each averaging date.

Average Intra-Day Price. With respect to each Reference Share and any averaging date, the arithmetic mean of the prices at which we or any of our affiliates (which may include the calculation agent) acquires, establishes, reestablishes, substitutes, maintains, unwinds or disposes of, as the case may be, of any transactions or assets relating to that Reference Share as we deem necessary to hedge our obligations with respect to the notes.

Final Share Price. For each Reference Share, the arithmetic mean of the closing prices on each valuation date.

PS-11

Interest Payments

We may make periodic interest payments on the notes. The amount of each interest payment, if any, will depend upon the amount of dividends paid on each Reference Share during the Interest Calculation Period preceding each interest payment date, and will equal, for each $1,000 in principal amount, (a) the sum of the Dividend Amounts for each of the Reference Shares multiplied by (b) the Participation Rate.

The first Interest Calculation Period will commence on the second averaging date and end on the first Interest Calculation Date. Each subsequent Interest Calculation Period will begin on the trading day following an Interest Calculation Date and end on the next Interest Calculation Date. The final Interest Calculation Date will occur on the final valuation date.

Interest will be paid on the Interest Payment Dates set forth in “Key Terms of the Notes.” Interest will be payable to holders of record on the third business day before each Interest Payment Date. However, the final interest payment will be paid to the holders entitled to the payment at maturity. If an Interest Payment Date falls on a day other than a business day, interest will be paid on the next succeeding business day, and no additional interest will accrue as a result of that postponement.

Dividend Amount. For each Reference Share, an amount in U.S. dollars equal to (a) $1,000 divided by the applicable Initial Share Price multiplied by (b) the applicable Reference Share Weighting multiplied by (c) 100% of the gross cash distributions (including ordinary and extraordinary dividends and extraordinary dividends where a holder of the Reference Share has the option to receive additional shares or cash in lieu thereof) per Reference Share declared by the applicable Reference Share Issuer where the date that the applicable Reference Share has commenced trading ex-dividend on its primary U.S. securities exchange as to each relevant distribution occurs during the relevant Interest Calculation Period, as determined by the calculation agent, and subject to the following limitations:

•	with respect to any distribution where the date that the applicable Reference Share commences trading ex-dividend on the second averaging date, only 1/4 of the applicable distribution shall be included;

•	with respect to any distribution where the date that the applicable Reference Share commences trading ex-dividend on the third averaging date, only 2/4 of the applicable distribution shall be included;

•	with respect to any distribution where the date that the applicable Reference Share commences trading ex-dividend on the fourth averaging date, only 3/4 of the applicable distribution shall be included;

•	with respect to any distribution where the date that the applicable Reference Share commences trading ex-dividend on the second valuation date, only 3/4 of the applicable distribution shall be included;

•	with respect to any distribution where the date that the applicable Reference Share commences trading ex-dividend on the third valuation date, only 2/4 of the applicable distribution shall be included; and

•	with respect to any distribution where the date that the applicable Reference Share commences trading ex-dividend on the fourth valuation date, only 1/4 of the applicable distribution shall be included.

If any Dividend Amount announced and/or declared by the relevant Reference Share Issuer is not paid as so announced or declared, or is paid in a smaller amount, the calculation agent shall make such adjustments to the interest payments as shall be necessary to reflect the actual amount received by holders of the Reference Shares.

Valuation Dates

The valuation dates will occur on four trading days occurring shortly before the maturity date. The scheduled valuation dates are set forth above. If any valuation date is not a trading day as to any Reference Share, that valuation date will be postponed as to that Reference Share to the next trading day (and each subsequent valuation date will be similarly postponed). If the calculation agent determines that a market disruption event occurs or is continuing on any valuation date, the Final Share Price of the applicable Reference Share or Reference Shares will be determined according to the calculation in “—Consequences of Market Disruption Events” below.

Maturity Date

The maturity date will be December, 31, 2020, unless that date is not a business day, in which case the maturity date will be the next following business day. The maturity date will be postponed by the same number of business days as the valuation date may be postponed, as provided herein. However, no interest will be payable as a result of any such postponement.

PS-12

Certain Definitions

Business Day. A day of the week other than Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in New York City, Toronto, or Montreal.

Trading Day. As to any Reference Share, any day, as determined by the calculation agent, on which trading is generally conducted on the relevant primary U.S. exchange for that Reference Share.

Closing Price. The closing price for any Reference Share on any day will equal the closing sale price or last reported sale price, regular way, for the security, on a per-share basis:

•	on the principal national securities exchange on which that Reference Share is listed for trading on that day, or

•	if that Reference Share is not listed on any national securities exchange on that day, on any other market system or quotation system that is the primary market for the trading of that Reference Share.

If that Reference Share is not listed or traded as described above, then the closing price for that Reference Share on any day will be the average, as determined by the calculation agent, of the bid prices for the security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need to exceed three and may include the calculation agent or any of our other affiliates.

Consequences of Market Disruption Events

If a market disruption event with respect to any of the Reference Shares occurs or is continuing on any scheduled averaging date or valuation date, the price of any affected Reference Share for that date will be based upon its price on the next scheduled trading day on which no market disruption event occurs, and each subsequent averaging date or valuation date will be similarly postponed. In no event, however, will any averaging date or valuation date be postponed by more than ten trading days. As a result, if a market disruption event occurs or is continuing on an averaging date or the valuation date, the determination of the Initial Share Price or the Final Share Price could also be postponed, although not by more than ten trading days. If the final scheduled valuation date is postponed, the maturity date shall be postponed by the same number of business days.

If an averaging date or a valuation date is postponed to the tenth scheduled trading day thereafter, and a market disruption event occurs on that day, then the calculation agent shall determine the value of the applicable Reference Share on that day based upon its good faith estimate, made in its sole discretion, of the value that would have been applicable in the absence of the market disruption event.

Any of the following will be a “market disruption event” as to any Reference Share:

•	a suspension, absence or limitation of trading in (i) that security in its primary market, as determined by the calculation agent, or (ii) futures or options contracts relating to that security in the primary market for those contracts, as determined by the calculation agent;

•	any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to (i) effect transactions in, or obtain market values for, the security in its primary market, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating to that security in its primary market;

•	the closure on any day of the primary market for that security on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market;

•	any scheduled trading day on which (i) the primary market for that security or (ii) the exchanges or quotation systems, if any, on which futures or options contracts on that security are traded, fails to open for trading during its regular trading session; or

PS-13

•	any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

Anti-dilution Adjustments

The calculation agent will adjust the Initial Share Price for any Reference Share if any of the dilution events described below occurs with respect to that Reference Share.

The calculation agent will adjust the Initial Share Price for any Reference Share as described below, but only if an event described below under this “—Anti-dilution Adjustments” section occurs with respect to that Reference Share and only if the relevant event occurs during the period described under the applicable subsection. The Initial Share Price for each Reference Share will be subject to the adjustments described below, independently and separately, with respect to the dilution events that affect that Reference Share.

If more than one anti-dilution event requiring adjustment occurs with respect to the Initial Share Price for any Reference Share, the calculation agent will adjust the Initial Share Price of that Reference Share for each event, sequentially, in the order in which the events occur, and on a cumulative basis. As a result, having adjusted the Initial Share Price for a Reference Share for the first event, the calculation agent will adjust the Initial Share Price for that same Reference Share for the second event, applying the required adjustment to the Initial Share Price as already adjusted for the first event, and so on for each event. If an event requiring an anti-dilution adjustment occurs, the calculation agent will make the adjustment in an attempt to offset, to the extent practical, any change in the economic position of the holder and us, relative to the notes, that results solely from that event. The calculation agent may also adjust the Initial Share Price, the Final Share Price or the Dividend Amount of the applicable Reference Share in order to ensure an appropriate result. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments set forth in this section as necessary to ensure an equitable result.

Stock Splits and Stock Dividends

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. When a corporation pays a stock dividend, it issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock split or stock dividend.

If a Reference Share is subject to a stock split or receives a stock dividend, then the calculation agent will adjust its Initial Share Price by dividing the prior Initial Share Price — that is, the Initial Share Price before the stock split or stock dividend — by an amount equal to: (1) the number of shares of the applicable Reference Share outstanding immediately after the stock split or stock dividend becomes effective; divided by (2) the number of shares of the applicable Reference Share outstanding immediately before the stock split or stock dividend becomes effective. The Initial Share Price for a Reference Share will not be adjusted, however, unless:

•	in the case of a stock split, the first day on which that Reference Share trades without the right to receive the stock split occurs after the averaging dates and on or before the applicable valuation date; or

•	in the case of a stock dividend, the ex-dividend date occurs after the averaging dates and on or before the applicable valuation date.

The ex-dividend date for any dividend or other distribution with respect to a Reference Share is the first day on which that Reference Share trades without the right to receive that dividend or other distribution.

If the holder of a Reference Share is entitled to choose additional shares of stock or a cash payment in lieu of such shares, the dividend in question will be deemed to be made in cash for purposes of this section.

Reverse Stock Splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth more as a result of a reverse stock split.

If a Reference Share is subject to a reverse stock split, then the calculation agent will adjust its Initial Share Price by multiplying the prior Initial Share Price by an amount equal to: (a) the number of shares of that Reference Share outstanding immediately before the reverse stock split becomes effective; divided by (b) the number of shares of that Reference Share outstanding immediately after the reverse stock split becomes effective. The Initial Share Price of a Reference Share will not be adjusted, however, unless the reverse stock split becomes effective after the pricing date and on or before the applicable valuation date.

PS-14

Transferable Rights and Warrants

If the Reference Share Issuer issues transferable rights or warrants to all holders of that Reference Share to subscribe for or purchase that Reference Share at an exercise price per share that is less than the closing price of the Reference Share on the business day before the ex-dividend date for the issuance, then the applicable Initial Share Price will be adjusted in such manner as the calculation agent reasonably determines to be necessary in order to reflect the economic impact of such transaction.

The Initial Share Price will not be adjusted, however, unless the ex-dividend date described above occurs after the pricing date and on or before the applicable valuation date.

Reorganization Events

If a Reference Share Issuer undergoes a reorganization event in which property other than the applicable Reference Share — e.g., cash and securities of another issuer — is distributed in respect of that Reference Share, then, for purposes of calculating its Reference Share Performance, the calculation agent will determine the closing price of that Reference Share on each valuation date to equal the value of the cash, securities and other property distributed in respect of one share of that Reference Share.

If the calculation agent determines that, by valuing such cash, securities and other property, a commercially reasonable result is not achieved, then the calculation agent will, in its sole discretion, make such other adjustments as it deems to be necessary, or may substitute another stock for that Reference Share.

Each of the following is a reorganization event with respect to a Reference Share:

•	the Reference Share is reclassified or changed;

•	the Reference Share Issuer has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding stock is exchanged for or converted into other property;

•	a statutory share exchange involving the outstanding stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above;

•	the Reference Share Issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

•	the Reference Share Issuer effects a spin-off — that is, issues to all holders of that Reference Share equity securities of another issuer, other than as part of an event described in the four bullet points above;

•	the Reference Share Issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law;

•	another entity completes a tender or exchange offer for all of the outstanding stock of the Reference Share Issuer; or

•	one or more persons or entities complete a tender or exchange offer for all or substantially all of the outstanding stock of the Reference Share Issuer.

For the avoidance of doubt, a “going private” transaction, whether or not in the form of one of the transactions above, will be a reorganization event.

Valuation of Distribution Property

If a reorganization event occurs with respect to a Reference Share, and the calculation agent does not substitute another stock for that Reference Share as described in “—Substitution” below, then the calculation agent will determine the applicable closing price on each valuation date so as to equal the value of the property — whether it be cash, securities or other property — distributed in the reorganization event in respect of one share of that Reference Share, as that Reference Share existed before the date of the reorganization. We refer to the property distributed in a reorganization event as distribution property, a term we describe in more detail below. The calculation agent will not make any determination for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the averaging dates and on or before the applicable valuation date.

PS-15

For the purpose of making a determination required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the relevant date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of a Reference Share may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

If a reorganization event occurs and the calculation agent adjusts the closing price of a Reference Share on a valuation date to equal the value of the distribution property distributed in the event, as described above, the calculation agent will make further determinations for later events that affect the distribution property considered in determining the closing price. The calculation agent will do so to the same extent that it would make determinations if that Reference Share were outstanding and were affected by the same kinds of events.

For example, if a Reference Share Issuer merges into another company and each share of that Reference Share is converted into the right to receive two common shares of the surviving company and a specified amount of cash, then on each valuation date the closing price of that Reference Share will be determined to equal the value of the two common shares of the surviving company plus the specified amount of cash. The calculation agent will further determine the common share component of that closing price to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in this “—Anti-dilution Adjustments” section or as described above in the “—Reorganization Events” subsection as if the common shares were that Reference Share. In that event, the cash component will not be redetermined but will continue to be a component of the closing price.

When we refer to “distribution property,” we mean the cash, securities and other property distributed in a reorganization event in respect of a Reference Share. If an adjustment resulting from a prior reorganization had occurred, the “distribution property” will mean the cash, securities and other property distributed in respect of any securities whose value determines the closing price of the Reference Share on a valuation date. In the case of a spin-off, the distribution property also includes the Reference Share in respect of which the distribution is made.

If a reorganization event occurs, the distribution property distributed in the event will be substituted for the Reference Share as described above. Consequently, in this pricing supplement, when we refer to a Reference Share, we mean any distribution property that is distributed in a reorganization event in respect of that Reference Share. Similarly, when we refer to a Reference Share Issuer, we mean any successor entity in a reorganization event.

Substitution

If the calculation agent determines that a commercially reasonable result is not achieved by valuing distribution property with respect to the applicable Reference Share upon becoming subject to a reorganization event, then the calculation agent will, in its sole discretion, substitute another stock for that Reference Share. In such case, the adjustments described above under “—Valuation of Distribution Property” will not apply.

If the calculation agent so determines, it may choose, in its sole discretion, the stock of a different company listed on a national securities exchange as a substitute for that Reference Share. For all purposes, the substitute stock will be deemed to be that Reference Share for all purposes of the notes. The calculation agent will determine, in its sole discretion, the Initial Share Price, each Dividend Amount and/or the manner of valuation of the substitute stock. The calculation agent will have the right to make such adjustments to the calculation of the applicable Reference Share Performance and Dividend Amount as it determines in its sole discretion are necessary to preserve as nearly as possible our and your relative economic position prior to the reorganization event.

Other Events and Adjustments

The calculation agent may make such adjustments to the terms of the notes with respect to any of the events described above, as it deems in its discretion is necessary to ensure an equitable result, for example, if an event of the type described in this section occurs on an averaging date or on a valuation date.

Events of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable on the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount of cash equal to the amount payable as described under the caption “—Payment at Maturity,” calculated as if the date of acceleration were the final valuation date. The Dividend Amount for each Reference Share will only include dividends declared and paid through that date.

PS-16

If the maturity of the notes is accelerated because of an event of default, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary, of the amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Role of the Calculation Agent

The calculation agent will make all determinations regarding the prices of the Reference Shares, the Redemption Amount, the Dividend Amounts of the Reference Shares, trading days, business days, market disruption events, any required anti-dilution adjustments, the default amount, and the amounts payable on your notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or calculations by the calculation agent.

Our subsidiary, BMOCM, is expected to serve as the calculation agent for the notes. We may change the calculation agent for your notes at any time after the date of this pricing supplement without notice and BMOCM may resign as calculation agent at any time upon 60 days written notice to us.

Listing

Your notes will not be listed on any securities exchange.

PS-17

Description of the Reference Shares

Companies with securities registered under the Exchange Act are required to file periodically financial and other information specified by the SEC. Information provided to or filed with the SEC by each Reference Share Issuer under the Exchange Act can be obtained through the SEC’s website at http://www.sec.gov. Information on that website is not included or incorporated by reference in this pricing supplement.

This pricing supplement relates only to the notes offered hereby and does not relate to any Reference Shares or other securities of any Reference Share Issuer. We derived all disclosures in this pricing supplement regarding the Reference Share Issuers from publicly available documents described in the preceding paragraph. In connection with the offering of the notes, none of us or our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any Reference Share Issuer. None of us or our affiliates makes any representation that such publicly available documents or any other publicly available information regarding any Reference Share Issuer is current, accurate or complete. None of such documents shall be deemed to be incorporated by reference into this pricing supplement.

AGNC Investment Corp.

AGNC Investment Corp. is a real estate investment trust. The company invests primarily in agency residential mortgage-backed securities on a leveraged basis, financed primarily through collateralized borrowings structured as repurchase agreements.

The company’s shares trade on the Nasdaq under the ticker symbol “AGNC”.

Capstead Mortgage Corporation

Capstead Mortgage Corporation is a real estate investment trust and earns income from investing in real-estate related assets on a leveraged basis. The company's investments currently consist primarily of residential ARM securities issued and guaranteed by government-sponsored entities.

The company’s stock trades on the New York Stock Exchange (the “NYSE”) under the ticker symbol “CMO”.

ARMOUR Residential REIT, Inc.

ARMOUR Residential REIT, Inc. is a real estate investment trust. The company invests in agency and non-agency mortgage related assets on a leveraged basis.

The company’s stock trades on the NYSE under the ticker symbol “ARR”.

Annaly Capital Management, Inc.

Annaly Capital Management, Inc. is a capital manager that invests in and finances residential and commercial assets. The company invests in various types of agency mortgage-backed securities, non-agency residential mortgage assets, and residential mortgage loans; and originates and invests in commercial mortgage loans, securities, and other commercial real estate investments. The company is a REIT.

The company’s stock trades on the NYSE under the ticker symbol “NLY”.

PS-18

Historical Performance of the Reference Shares

The following graphs set forth the closing prices of each of the Reference Shares from January 1, 2009 to December 10, 2019. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. The historical performance of the Reference Shares should not be taken as an indication of their future performance.

AGNC:

PS-19

ARR:

COM:

PS-20

NLY:

PS-21

Supplemental Canadian Tax Considerations

For a discussion of the Canadian federal income tax considerations relating to an investment in the notes, please see the section of the prospectus supplement, “Certain Income Tax Consequences – Certain Canadian Income Tax Considerations.”

Supplemental U.S. Federal Income Tax Considerations

The following, together with the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, is a general description of certain material U.S. federal tax considerations relating to the notes. It does not purport to be a complete analysis of all U.S. federal income tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. It does not apply to holders subject to special rules including holders subject to Section 451(b) of the Code. In addition, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes. Bank of Montreal intends to treat contingent interest payments with respect to the notes as U.S. source income for U.S. federal income tax purposes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether a Reference Share Issuer would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “United States. real property holding corporation” within the meaning of Section 897 of the Code. If a Reference Share Issuer were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by Reference Share Issuers and consult your tax advisor regarding the possible consequences to you in this regard.

In the opinion of our counsel, Morrison & Foerster LLP, it would be generally reasonable to treat a note with terms described in this document as a pre-paid cash-settled contingent income bearing derivative contract in respect of the Basket for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. Although the U.S. federal income tax treatment of the interest payments is uncertain, we intend to take the position, and the following discussion assumes, that such interest payments (including any interest payment on or with respect to the maturity date) constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting. If the notes are so treated, subject to the discussion below regarding the potential application of the “constructive ownership” rules under Section 1260 of the Code, a United States holder generally should recognize capital gain or loss upon the sale or maturity of the applicable notes in an amount equal to the difference between the amount a United States holder receives at such time (other than amounts properly attributable to any interest payments, which would be treated, as described above, as ordinary income) and the United States holder’s tax basis in those notes. In general, a United States holder’s tax basis in the notes will be equal to the price the holder paid for the notes. Capital gain recognized by an individual United States holder generally is taxed at preferential rates where the property is held for more than one year and generally is taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. The holding period for notes of a United States holder who acquires the notes upon issuance generally will begin on the date after the issue date (i.e., the settlement date) of the notes. If the notes are held by the same United States holder until maturity, that holder’s holding period will generally include the maturity date.

PS-22

Potential Application of Section 1260 of the Code

To the extent a Reference Share is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-thru entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, trusts and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there exists a substantial risk that an investment in a note is, in whole or in part, a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a United States holder in respect of a note will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in a gross income inclusion for the United States holder in taxable years prior to the taxable year of the sale, exchange, or maturity (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, or maturity).

If an investment in a note is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a United States holder in respect of the note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the note will equal the excess of (i) any long-term capital gain recognized by the United States holder in respect of the note and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such United States holder would have had if such United States holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the note attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets upon the date of sale, exchange, or maturity of the note at fair market value (and appropriately taking into account any leveraged upside exposure). To the extent any gain is treated as long-term capital gain after application of the recharacterization rules of Section 1260 of the Code, such gain would be subject to U.S. federal income tax at the rates that would have been applicable to the net underlying long-term capital gain. However, unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero. Holders will be responsible for obtaining information necessary to determine the net underlying long-term capital gain with respect to the corresponding Section 1260 Financial Assets, as we do not intend to supply holders with such information. United States holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the note.

Alternative Treatments

Alternative tax treatments of the notes are also possible and the Internal Revenue Service (“IRS”) might assert that a treatment other than that described above is more appropriate. For example, it is possible that a holder would be required to include the Dividend Amount (including any interest earned thereon) in income over the term of the notes even though the holder will not receive any payments from us until maturity of the notes. In addition, it would also be possible to treat the notes, and the IRS might assert that the notes should be treated, as a single debt instrument. Such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, a United States holder generally would be required to accrue interest currently over the term of the notes irrespective of the contingent interest payments, if any, paid on the notes. In addition, any gain a United States holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss. It is also possible that the IRS could seek to tax the notes by reference to a holder’s deemed ownership of the Reference Share. In such case, a United States holder could be required to recognize amounts of income, gain or loss as if such holder had actually owned the Reference Shares.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in other tax consequences that are different from those described above. For example, the IRS could assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss.

The IRS has released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis irrespective of any interest payments, and they sought taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

PS-23

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation—Other Considerations—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-U.S. Holders

The notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and no dealer may make offers of the notes to any such investor. Notwithstanding this intended restriction on purchases, the following discussion applies to non-U.S. holders of the notes.  A non-U.S. holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust.

Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which generally is any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S.-source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective date of the Treasury regulations to provide that withholding on “dividend equivalent” payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Because the delta of the notes with respect to the Basket generally will be one, we will treat dividend equivalent payments, if any, as subject to withholding. The dividend equivalent amounts may not necessarily be the same as the Dividend Amounts. We will not pay any additional amounts in respect of any dividend equivalent withholding.

Payments on the notes will not be subject to withholding if such payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (in which case, to avoid withholding, the non-U.S. holder will be required to provide a Form W-8ECI). To claim benefits under an income tax treaty, a non-U.S. holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification generally may be made on an IRS Form W-8BEN or W-8BEN-E, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-U.S. holders.  A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.  Non-U.S. holders must consult their tax advisors in this regard.

Except as discussed below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any dividend equivalent withholding, which would be subject to the rules discussed above) upon the sale or maturity of the notes, provided that (i) the holder complies with any applicable certification requirements (which certification generally may be made on an IRS Form W-8BEN or W-8BEN-E, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate and we will not be required to pay any additional amounts in respect of such withholding.  Prospective investors should consult their own tax advisors in this regard.

PS-24

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation—Other Considerations—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. Account holders subject to information reporting requirements pursuant to FATCA may include holders of the notes. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

Recently proposed regulations eliminate the requirement of withholding on gross proceeds from the sale or disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. If we determine withholding is appropriate with respect to the notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Holders are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.

PS-25

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus and the accompanying prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our respective obligations under the notes as described below.

We or our affiliates expect to enter into hedging transactions involving, among other transactions, purchases or sales of one or more of the Reference Shares, or listed or over-the-counter options, futures and other instruments linked to the Reference Shares. In addition, from time to time after we issue the notes, we or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into in connection with the notes. Consequently, with regard to the notes, we or our affiliates from time to time expect to acquire or dispose of the Reference Shares or positions in listed or over-the-counter options, futures or other instruments linked to one or more of the Reference Shares.

We or our affiliates may acquire a long position in securities similar to the notes from time to time and may, in our or their sole discretion, hold, resell or repurchase those securities.

In the future, we or our affiliates expect to close out hedge positions relating to the notes and possibly relating to other securities or instruments with returns linked to one or more of the Reference Shares. We expect these steps to involve sales of instruments linked to the Reference Shares on or shortly before the applicable valuation dates. These steps may also involve transactions of the type contemplated above. Notwithstanding the above, we are permitted to and may choose to hedge in any manner not stated above; similarly, we may elect not to enter into any such transactions. Investors will not have knowledge about our hedging positions.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No holder of any notes will have any rights or interest in our hedging activity or any positions we or any counterparty may take in connection with our hedging activity.

PS-26

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The notes will be offered at the issue price of $1,000 per note, and BMOCM will not receive an underwriting discount in connection with the sales of the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part. You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to any of the Reference Shares or investment advice, or as to the suitability of an investment in the notes.

We will deliver the notes on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use the final pricing supplement relating to the notes in the initial sale. In addition, BMOCM or another of our affiliates may use the final pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, the final pricing supplement is being used by BMOCM in a market-making transaction.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (the “EEA”). For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) (2017/1129) (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PS-27

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on interest rates and other factors. As a result, the estimated initial value of the notes on the pricing date will be determined based on market conditions at that time.

PS-28

Employee Retirement Income Security Act

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S., or other laws (“Similar Laws”).

The acquisition of notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of notes offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “Service Provider Exemption”). Any Plan fiduciary relying on the Service Provider Exemption and purchasing the notes on behalf of a Plan must initially make a determination that (x) the Plan is paying no more than, and is receiving no less than, “adequate consideration” in connection with the transaction and (y) neither we nor any of our affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice with respect to the assets of the Plan which such fiduciary is using to purchase, both of which are necessary preconditions to reliance on the Service Provider Exemption. If we or any of our affiliates provides fiduciary investment management services with respect to a Plan’s acquisition of the notes, the Service Provider Exemption may not be available, and in that case, other exemptive relief would be required as precondition for purchasing the notes. Any Plan fiduciary considering reliance on the Service Provider Exemption is encouraged to consult with counsel regarding the availability of the exemption. There can be no assurance that any of the foregoing exemptions will be available with respect to any particular transaction involving the notes, or that, if an exemption is available, it will cover all aspects of any particular transaction.

Because we or our affiliates may be considered to be a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is not otherwise prohibited. Except as otherwise set forth in any applicable pricing supplement, by its purchase of any notes, each purchaser (whether in the case of the initial purchase or in the case of a subsequent transferee) will be deemed to have represented and agreed by its purchase and holding of the notes offered hereby that either (i) it is not and for so long as it holds a note, it will not be a Plan, a Plan Asset Entity, or a Non-ERISA Arrangement, or (ii) its purchase and holding of the notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or, in the case of such a Non-ERISA Arrangement, under any Similar Laws.

In addition, any purchaser that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) neither we nor any of our respective affiliates or agents are a “fiduciary” (under Section 3(21) of ERISA), or under any final or proposed regulations thereunder, or with respect to a non-ERISA Arrangement under any Similar Laws with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates or agents of any rights in connection with the notes, (b) no advice provided by us or any of our affiliates or agents has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates or agents to the purchaser with respect to the notes is not intended by us or any of our affiliates or agents to be impartial investment advice and is rendered in our or our affiliates’ or agents’ capacity as a seller of such notes and not a fiduciary to such purchaser.

PS-29

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the Service Provider Exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of notes have exclusive responsibility for ensuring that their purchase and holding of notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

PS-30